Exhibit 14.1

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER AND SENIOR FINANCIAL OFFICERS

      Attached hereto is the Code of Conduct and Ethics applicable to all directors, officers and employees of the Company. The CEO and all senior financial officers, including the CFO and principal accounting officer, are bound by the provisions set forth therein relating to ethical conduct, conflicts of interest, and compliance with law. In addition to the Code of Conduct and Ethics, the CEO and senior financial officers are subject to the following additional specific policies:

      1. Act with honesty and integrity, avoiding actual or apparent conflicts between personal, private interests and the interests of the Company, including receiving improper personal benefits as a result of his or her position.

      2. Disclose to the CEO and the Board of Directors of the Company any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

      3. Perform responsibilities with a view to causing periodic reports and documents filed with or submitted to the SEC and all other public communications made by the Company to contain information that is accurate, full, fair, timely and understandable, including full review of all annual and quarterly reports.

      4. Comply with laws, rules and regulations of federal, state and local governments applicable to the Company and with the rules and regulations of private and public regulatory agencies having jurisdiction over the Company.

      5. Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting or omitting material facts or allowing independent judgment to be compromised or subordinated.

      6. Respect the confidentiality of information acquired in the course of performance of his or her responsibilities except when authorized or otherwise legally obligated to disclose any such information; not use confidential information acquired in the course of performing his or her responsibilities for personal advantage.

      7. Share knowledge and maintain skills important and relevant to the needs of the Company, its stockholders and other constituencies and the general public.

      8. Proactively promote ethical behavior among subordinates and peers in his or her work environment and community.

      9. Use and control all corporate assets and resources employed by or entrusted to him or her in a responsible manner.

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      10. Not use corporate information, corporate assets, corporate opportunities or his or her position with the Company for personal gain; not compete directly or indirectly with the Company.

      11. Comply in all respects with the Company's Code of Conduct and Ethics.

      12. Report promptly violations of this Code of Ethics to the Chairperson of the Board, Chief Executive Officer, Chief Financial Officer or Chairperson of the Audit Committee (if any) of the Board of Directors, as appropriate. The Board of Directors will investigate any reported violations and will oversee an appropriate response, including corrective action and preventative measures. Any officer who violates this Code will face appropriate, case specific disciplinary action, which may include demotion or discharge.

      Any request for a waiver of any provision of this Code must be in writing and addressed to the Chairman of the Board of Directors of the Company. Any waiver of this Code will be disclosed promptly on Form 8-K or any other means approved by the Securities and Exchange Commission.

      It is the policy of the Company that each officer covered by this Code shall acknowledge and certify to the foregoing annually and file a copy of such certification with the Chairman of the Board of Directors.